August 1, 2025

Donald Owens
President
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta, CA 92562

       Re: HNO International, Inc.
           Offering Statement on Form 1-A
           Filed July 21, 2025
           File No. 024-12607
Dear Donald Owens:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment to Offering Statement on Form 1-A
Cover Page

1. You state on the cover that your offering includes "Up to 333,333 Shares of Common
       Stock Offered by the Company." Please revise to clarify that these shares are being offered by the Selling Shareholder.
2. We note your disclosure here and elsewhere that the Subject Convertible Note, will, by its terms, be eligible for conversion into shares of your common stock "at the election of its holder." However, Article I. of the Convertible Promissory Note, dated
       April 7, 2025, states that the holder shall have the right "from to time, and at any time during the period beginning on the date which is one hundred eighty
(180) days
       following the date of this Note" to convert all or any part of the outstanding and unpaid amount of the Note. Please advise or revise.
 August 1, 2025
Page 2

3. We note footnote 4 to your tabular disclosure states that the principal amount of the
       Subject Convertible Note is $50,000 and that such amount was determined by adding the principal amount, $50,000, and an assumed $5,000 of accrued interest therein.
       However, your disclosure above states that the principal amount of the Subject
       Convertible Note is $45,000. Please revise or advise.
Offering Summary, page 4

4. Please tell us how you determined there were 90,970,491 shares issued and outstanding as of the date hereof. In this regard, we note that outstanding shares at
       April 30, 2025 were 80,150,491 per the balance sheet on page F-1 and that 3,700,000 shares were issued between May 1 and June 18, 2025 per Note 12 on page F-16.
Use of Proceeds, page 12

5. We note you disclose that your tabular disclosure reflects the estimated proceeds you would derive assuming an offering price of $1.00, which represents the midpoint of the offering price range. However, we note you disclose a price range of $[0.15-
       1.00]. Please advise or revise. We note Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering.
       Refer to Rule 253(b)(2) of Regulation A.
Plan of Distribution
Procedures for Subscribing, page 15

6. We note you disclose that in connection with determining whether to accept or reject a subscription you intend to consider, among other things, your then-current need for a cash investment; the state of the securities markets, in general, and the market for
       [your] common stock, in particular.    Please confirm your understanding
that Rule
       251(d)(3)(i)(F) of Regulation A is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. Relatedly, please also confirm your understanding that in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times.
Business
Our Products, page 19

7.     We note the additional disclosure added in response to our prior comment
10. As
       indicated by Item 10(b) of Regulation S-K, management's projections of future economic performance must have a reasonable basis and be presented in an appropriate format, including the financial items to be projected, the period to be
       covered, and the manner of presentation to be used. Traditionally projections have been given for three financial items generally considered to be of primary importance to investors: revenues, net income (loss), and earnings (loss) per share. We note that you have provided some revenues, some costs and some operating and gross profits for your products. Please address the following:
           We note that you have two employees. Please disclose how you will construct 10-
           40 units of each product in the next 15-20 months.
           We note that you don't provide projected revenues and costs for your SHEP
 August 1, 2025
Page 3

           Platform product, yet provide projected gross profit. Please disclose how you can calculate projected gross profit without projected revenues and costs.
             As to the Hydrogen production locations, you detail projected revenues of $15-25 million but do not include a projected gross profit. Please disclose projected gross profit or disclose why you cannot provide. In this regard, we note that you expect expenditures of $20 million over the next 15-20 months.
             Disclose projected net income(loss) or disclose why you cannot provide.
8. We note that you have built a CHRS unit and it is being marketed for sale. Please tell us where this unit is presented in your condensed balance sheet at April 30, 2025.
Directors, Executive Officers, Promoters and Control Persons, page 29

9. We note your revised disclosure reflects that you have three directors. However, we also note your references to your "sole director." Please revise or advise.
Certain Relationships and Related Transactions
Advances from Related Party, page 34

10. We note your response to our prior comment 16. Please revise to clarify whether interest accrues on the advances and when the outstanding balances are due.
Unaudited Financial Statements for the Six Months Ended April 30, 2025 Unaudited Condensed Balance Sheets at April 30, 2025 and October 31, 2024, page F-1

11. We note your response to comment 17 and disclosure at page 20 stating that 10 units remain unsold and in inventory. Tell us where the amounts are presented in your condensed balance sheet as of April 30, 2025.
General

12. We note you disclose in Item 4 of Part I that you are offering 50,000,000 securities in this offering. Please revise to include the total number of shares being qualified under your offering statement, including the 333,333 Selling Shareholder Offered Shares.
13. We note your revised disclosure includes references to Offered Shares, Company
       Offered Shares and Selling Shareholder Offered Shares. Please consider whether the context of each use of such term is sufficiently clear or whether further revision would be appropriate.
 August 1, 2025
Page 4

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Eric Newlan